SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

EDAP TMS S.A.

Parc Activite La Poudrette Lamartine

4/6 Rue du Dauphine

69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

The report on Form 6-K is hereby incorporated by reference in the registration statement of EDAP TMS S.A. on Form F-3, file number 333-136811.

On October 30, 2007, the registrant announced a private placement of 9% senior secure convertible bonds due 2012 (the “Debentures”) and warrants (the “Warrants”), which are convertible and exercisable, respectively, into ordinary shares of the registrant, nominal value €0.13 each, resulting in gross proceeds to the registrant of $20 million. In connection with the private placement, the registrant has entered into securities purchase and registration rights agreements with the purchasers of the Debentures and Warrants, forms of which are attached hereto:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date : 31st October 2007

EDAP TMS S.A.
/S/ MARC OCZACHOWSKI
MARC OCZACHOWSKI CHIEF EXECUTIVE OFFICER

2

Index to Exhibits

Exhibit No.	Description
1.	Form of securities purchase agreement dated as of October 29, 2007 among EDAP TMS S.A. and each purchaser signatory thereto, including the Form of the Debentures and Form of the Warrants.
2.	Form of registration rights agreement dated as of October 29, 2007, among EDAP TMS S.A. and the investors signatory thereto.